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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 5

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                           THE INTERLAKE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                      GKN NORTH AMERICA MANUFACTURING INC.
                                      AND

                         GKN NORTH AMERICA INCORPORATED
                                      AND

                                    GKN PLC
                                   (BIDDERS)

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                         COMMON STOCK, $1.00 PAR VALUE
                                      AND
       SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $1.00 PAR VALUE
                        (TITLE OF CLASSES OF SECURITIES)

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                            458702107 (COMMON STOCK)

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               SEIFOLLAH GHASEMI
                      GKN NORTH AMERICA MANUFACTURING INC.
                             3300 UNIVERSITY DRIVE
                          AUBURN HILLS, MI 48326-2362
                                 (248) 371-0802
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF BIDDER)

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                                    COPY TO:
                              BONNIE GREAVES, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                 (212) 848-4000

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     GKN plc, a company publicly traded in the United Kingdom and incorporated in England ("GKN"), and its indirect wholly owned subsidiaries, GKN North America Incorporated, a Delaware corporation ("Parent"), and GKN North America Manufacturing Inc., a Delaware corporation (the "Purchaser"), hereby amend and supplement their Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December 10, 1998, as amended, with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares") (including the associated Common Share purchase rights issued pursuant to that certain Rights Agreement dated as of January 26, 1989 between the Company and The First National Bank of Chicago, as Rights Agent, as amended), of The Interlake Corporation, a Delaware corporation (the "Company"), at a price per Common Share of $7.25, net to the seller in cash, and all outstanding shares of Series A Convertible Exchangeable Preferred Stock, par value $1.00 per share (the "Series A Shares"), of the Company, at a price per Series A Share of $1,980.87, net to the seller in cash, in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 10, 1998 and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

ITEM 10.  ADDITIONAL INFORMATION.

     Items 10(b) and (c) are hereby amended and supplemented as follows:

     On February 1, 1999, GKN issued a press release announcing, among other things, that it has received early termination from the Department of Justice of the waiting period under the Hart-Scott-Rodino Act in connection with the Offer. A copy of the press release issued by GKN with respect to the foregoing is attached hereto as Exhibit (a)(16) and incorporated herein by reference.

     Item 10(f) is hereby amended and supplemented as follows:

     On February 1, 1999, GKN issued a press release announcing, among other things, the extension of the Offer by five days to 12:00 midnight, New York City time, on Wednesday, February 3, 1999. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Friday, January 29, 1999. GKN has been advised by IBJ Whitehall Bank & Trust Company, the depositary for the tender offer, that as of 5:00 p.m. on Friday, January 29, 1999, approximately 17,910,680 Common Shares and 36,100 Series A Shares had been tendered. The Common Shares include 1,070,575 shares tendered pursuant to Notices of Guaranteed Delivery. A copy of the press release issued by GKN with respect to the foregoing is attached hereto as Exhibit (a)(16) and incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

     Exhibit (a)(16) Press release issued by GKN on February 1, 1999.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 1999

                                          GKN plc

                                          By: /s/ DAVID J. TURNER

                                            ------------------------------------
                                              Name: David J. Turner
                                              Title: Finance Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 1999

                                          GKN NORTH AMERICA INCORPORATED

                                          By: /s/ GREY DENHAM

                                            ------------------------------------
                                              Name: Grey Denham
                                            Title: President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 1999

                                          GKN NORTH AMERICA MANUFACTURING INC.

                                          By: /s/ SEIFOLLAH GHASEMI

                                            ------------------------------------
                                              Name: Seifollah Ghasemi
                                            Title: Vice President